UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

———————

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
September 13, 2002

Fairfield Manufacturing Company, Inc.
(Exact name of registrant as specified in its charter)

Delaware	33-62598	63-0500160
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employee Identification No.)

U.S. 52 South, Lafayette, IN, 47909
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (765) 772-4000

Item 5. <u>Other Events</u>.

       Dividend payments for the 11 ¼% Cumulative Exchangeable Preferred Stock (the "Preferred Stock") of Fairfield Manufacturing Company, Inc. (the "Registrant") are scheduled to occur on March 15 and September 15 of each year in accordance with the terms of the Certificate of Designations relating to the Preferred Stock. The Board of Directors of the Registrant has not determined to pay a dividend with respect to the Preferred Stock on September 15, 2002, and accordingly the Registrant will not pay a dividend on such date. Dividends will continue to accrue in accordance with the terms of the Certificate of Designations relating to the Preferred Stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FAIRFIELD MANUFACTURING
COMPANY, INC.

Date: September 13, 2002

By: <u>/s/ Richard A. Bush</u>
Name: Richard A. Bush
Title: Vice President and
         Chief Financial Officer